SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
 SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No _)*

JAZZ TECHNOLOGIES, INC.
(formerly Acquicor Technology Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00489A107
(CUSIP Number)

February 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13G

CUSIP No. 00489A107	13G	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,800,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,800,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 00489A107	13G	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,800,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,800,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 00489A107	13G	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,800,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,800,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 00489A107	13G	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,800,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,800,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

                         Jazz Technologies, Inc. (formerly Acquicor Technology Inc.) (the “Issuer”)

Item 1(b).     Address of Issuer's Principal Executive Offices:

                         4321 Jamboree Road
                         Newport Beach, CA 92660

Item 2(a).    Name of Person Filing:

                         This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

        This statement relates to securities held for the account of Master Account, a limited partnership organized in Anguilla, British West Indies. Advisors is the general partner of Master Account, and, in such capacity, may be deemed to beneficially own the shares of common stock of the Issuer, par value $.001 per share (“Common Stock”) held for the account of Master Account. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Master Account. Dr. Rachesky is the managing member of Advisors and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Master Account.

Item 2(b).     Address of Principal Business Office, or if none, Residence:

          The address of the principal business office of each of Master Account, Advisors, Fund Management and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c).    Citizenship:

1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.

Item 2(d).    Title of Class of Securities:

                    Common Stock

Item 2(e).    CUSIP Number:

                   00489A107

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under section 15 of the Exchange Act.

(b)	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (1)

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned: As of the date hereof:

1. Master Account may be deemed to be the beneficial owner of 1,800,000 shares of Common Stock held for its own account. This number consists of (A) 600,000 shares of Common Stock and (B) 1,200,000 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock.

2. Advisors may be deemed to be the beneficial owner of 1,800,000 shares of Common Stock. This number consists of (A) 600,000 shares of Common Stock held for the account of Master Account and (B) 1,200,000 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock.

3. Fund Management may be deemed to be the beneficial owner of 1,800,000 shares of Common Stock. This number consists of (A) 600,000 shares of Common Stock held for the account of Master Account and (B) 1,200,000 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock.

4. Dr. Rachesky may be deemed to be the beneficial owner of 1,800,000 shares of Common Stock. This number consists of (A) 600,000 shares of Common Stock held for the account of Master Account and (B) 1,200,000 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock.

Item 4(b)    Percentage of Class:

          The percentages set forth below are calculated based on information contained in the Issuer's Form 8-K, dated February 23, 2007, which disclosed that there were 26,915,218 shares of Common Stock outstanding as of February 16, 2007.

1. Master Account may be deemed to be the beneficial owner of approximately 6.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2. Advisors may be deemed to be the beneficial owner of approximately 6.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3. Fund Management may be deemed to be the beneficial owner of approximately 6.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4. Dr. Rachesky may be deemed to be the beneficial owner of approximately 6.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Item 4(c)     Number of shares as to which such person has:

                    1.     Master Account

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,800,000
Shared power to dispose or to direct the disposition of: 0

                    2.     Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,800,000
Shared power to dispose or to direct the disposition of: 0

                    3.     Fund Management

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,800,000
Shared power to dispose or to direct the disposition of: 0

                  4.        Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,800,000
Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Master Account in accordance with their respective ownership interests in Master Account.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 26, 2007

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC, its General Partner

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX

1.	Joint Filing Agreement, dated as of February 26, 2007, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

EXHIBIT A
JOINT FILING AGREEMENT

                     The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the shares of Common Stock of Jazz Technologies, Inc., dated as of February 26, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 26, 2007

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC, its General Partner

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.